                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )1

                                  Lexent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   52886Q 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 27, 2000
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

        [ ] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [X] Rule 13d-1(d)


-----------------

       1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 52886Q 10 2                                          Page 2 of 6 Pages


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1)   Name of Reporting Person                    Kevin M. O'Kane
     I.R.S. Identification
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                     (a) [   ]
     if a Member of a Group                        (b) [ X ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                        United States
     of Organization
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Number of                       5)   Sole Voting      9,905,539 shares of
Shares Beneficially                  Power            Common Stock
Owned by Each                                         (including 19,095
Reporting Person                                      shares issuable upon
With:                                                 exercise of options)
                                ------------------------------------------------
                                6)   Shared Voting    600,000 shares of
                                     Power            Common Stock

                                ------------------------------------------------
                                7)   Sole Disposi-    9,905,539 shares of
                                     tive Power       Common Stock
                                                      (including 19,095
                                                      shares issuable upon
                                                      exercise of options)

                                ------------------------------------------------
                                8)   Shared Dis-      600,000 shares of
                                     positive Power   Common Stock

                                ------------------------------------------------

9)   Aggregate Amount Beneficially                    10,505,539 shares of
     Owned by Each Reporting Person                   Common Stock
                                                      (including 19,095
                                                      shares issuable upon
                                                      exercise of options)

--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

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CUSIP No. 52886Q 10 2                                          Page 3 of 6 Pages


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11)  Percent of Class
     Represented by                                   25.6%
     Amount in Row (9)

--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                           IN


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CUSIP No. 52886Q 10 2                                          Page 4 of 6 Pages


                                         Schedule 13G

Item 1(a) -    Name of Issuer: Lexent, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               Three New York Plaza
               New York, NY 10004

Item 2(a) -    Name of Person Filing: Kevin M. O'Kane

Item 2(b) -    Address of Principal Business Office:

               Three New York Plaza
               New York, NY 10004

Item 2(c) -    Citizenship: United States

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.001 par value

Item 2(e) -    CUSIP Number:  52886Q 10 2

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable.

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               10,505,539 shares of Common Stock (including 19,095 shares issuable upon exercise of options)

               (b)  Percent of Class:

               25.6%

               (c)    Number of shares as to which such person has:

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CUSIP No. 52886Q 10 2                                          Page 5 of 6 Pages


               (i) sole power to vote or to direct the vote: 9,905,539 shares of Common Stock (including 19,095 shares issuable upon exercise of options)

               (ii) shared power to vote or to direct the vote: 600,000 shares of Common Stock

               (iii) sole power to dispose or to direct the disposition of:
               9,905,539 shares of Common Stock (including 19,095 shares issuable upon exercise of options)

               (iv) shared power to dispose or to direct the disposition of:
               600,000 shares of Common Stock

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company:

               Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

               Not Applicable.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

Item 10 -      Certification:

               Not applicable.

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CUSIP No. 52886Q 10 2                                          Page 6 of 6 Pages


Signature:

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/ Kevin M. O'Kane
                                    -----------------------------------
                                        Kevin M. O'Kane



Date: February 5, 2001